

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

July 14, 2006

<u>Via U.S. mail and facsimile</u>

Mr. Dennis W. Lakomy
Chief Financial Officer
CFC International, Inc.
500 State Street
Chicago Heights, IL 60411

> **Re: CFC International, Inc.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed June 30, 2006**
> **File No. 000-27222**

Dear Mr. Lakomy:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your filing in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>The Merger, page 2</u>

<u>The Visa Directive and Termination of the Quad-C Merger Agreement, page 6</u>

1.   We note your disclosure in the second sentence of the second paragraph. Please describe in greater detail the consequences of terminating the merger agreement with Quad-C. For example, were any termination payments required?

Background of the ITW Merger, page 6

2. Please disclose whether ITW expressed an interest in your company during your auction process.

3. We note the disclosure in the second paragraph on page 8 regarding two matters that had not yet been resolved at that time in the negotiation process. It does not appear that you disclose the resolution of these issues, other than to state that the resolution was more favorable than the terms of the Quad-C transaction. Please briefly describe the resolution of these matters.

Fairness Opinion of Houlihan Lokey, page 15

4. We note that Houlihan Lokey assumed that the final merger agreement would not differ materially from the draft merger agreement it reviewed in connection with providing its fairness opinion. Please disclose how the merger agreement changed subsequent to the draft Houlihan Lokey reviewed and indicate whether these changes were material.

5. Please provide us with copies of all information Houlihan Lokey provided to your board of directors in connection with the proposed transaction, including any "board books" and summaries of oral presentations.

Material U.S. Federal Income Tax Consequences of the Merger…, page 23

6. We note the disclosure in the first sentence of the last paragraph of this section and have the following comments:

    •   Please remove the statement that the discussion is for "general information purposes only," as it may suggest to stockholders that they can not rely on the discussion.

    •   Please remove the statement that the discussion is "not intended to constitute a complete description…" A summary, by its nature, is not complete. Your language suggests that you may not have outlined the material consequences of the merger.

Interests of Directors and Executive Officers in the Merger, page 24

7. Please identify the two executive officers of CFC who may continue as employees of CFC after the merger, and describe the principal terms of their proposed employment, particularly where any terms are more favorable than those currently in effect.

8.   Disclosure in the second paragraph under "Retention Incentive Payments to Gregory Jelhik" says that upon completion of the merger, all of Mr. Jehlik's stock options will be fully vested and exercisable immediately. This seems to be inconsistent with disclosure that the merger agreement provides that each option, including those held by directors and officers, will be cashed out upon completion of the merger. Please reconcile these disclosures. If Mr. Jehlik is to have a continuing ownership interest in CFC or ITW, through options to purchase stock of either company or otherwise, please make this clear. This comment also applies to similar disclosure describing the Retention Plan for Key Employees and the board action with respect to options held by William Brown.

*   *   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter that is filed on EDGAR with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Exchange Act and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging the following:

- The company is responsible for the adequacy and accuracy of the disclosure in the filing.

- Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.

- The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Andrew Schoeffler, Staff Attorney, at (202) 551-3748 or, in his absence, the undersigned at (202) 551- 3760 with any questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: Mr. David P. Glatz
        Bell, Boyd & Lloyd LLC
        70 West Madison Street, Suite 3100
        Chicago, IL 60602-4207